LOBLAW COMPANIES LIMITED

SUITE 1500, 22 ST. CLAIR AVENUE EAST, TORONTO, CANADA M4T 2S8

VICE PRESIDENT,
GENERAL COUNSEL


03024083

TELEPHONE 416-922-8500
FAX 416-922-7791
E-MAIL gwlrab@weston.ca

June 19, 2003

Mr. Paul Dudek
United States Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.
USA 20549

Dear Sirs:

RE: LOBLAW COMPANIES LIMITED
SEC DISCLOSURE
FILE NO. 82-4918

In satisfaction of the requirements of Rule 12(g) 3-2(b) Exemption, enclosed please find a copy of Pricing Supplement No. 2 to be furnished to the Securities and Exchange Commission.

We trust you will find everything in order.

Yours very truly,

Robert A. Balcom

RAB:cmb

Enclosures

dlw 6/30

PRICING SUPPLEMENT NO. 2 DATED JUNE 13, 2003 TO SHORT FORM BASE SHELF PROSPECTUS DATED MAY 12, 2003

This Pricing Supplement, together with the Short Form Base Shelf Prospectus dated May 12, 2003 (the "Prospectus"), constitutes a public offering of securities pursuant to the Prospectus only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities commission or similar authority has in any way passed upon the merits of securities offered pursuant to the Prospectus and any representation to the contrary is an offence.

The medium term notes to be issued hereunder have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "1933 Act"). The medium term notes may not be offered, sold or delivered, directly or indirectly, in the United States of America or to, or for the account or benefit of, a U.S. person except pursuant to an exemption from the registration requirements of the 1933 Act.

LOBLAW COMPANIES LIMITED
Medium Term Notes
(unsecured)

Terms of Issue

CUSIP No.: 53947ZAV9

Principal Amount (Cdn.$):
$55,000,000.00

Interest Payment Dates:
Semi-annually on June 18 and December 18, commencing December 18, 2003

Issue Date: June 18, 2003

Maturity Date: June 18, 2043

Delivery Date: June 18, 2003

Agents' Commission: 0.50%

Issue Price: 99.877%

Participating Agents: CIBC World Markets Inc., BMO Nesbitt Burns Inc., Merrill Lynch Canada Inc., National Bank Financial Inc., RBC Dominion Securities Inc., Scotia Capital Inc. and TD Securities Inc.

Interest Rate: 5.86% per annum

Form of Note: Book Entry only

Net Proceeds to Loblaw Companies Limited: (Cdn.) $54,657,350.00

Redemption Terms: The Notes shall be redeemable on not more than 60 days nor less than 30 days prior notice at the Company's option, in whole at any time and in part from time to time, at an amount equal to the greater of the Canada Yield Price (as defined below) and par, together with accrued and unpaid interest to the date fixed for redemption. "Canada Yield Price" shall mean a price calculated to provide a yield to maturity equal to the Government of Canada Yield plus 0.28% on the business day preceding the date on which the redemption is authorized. "Government of Canada Yield" on any date shall mean the yield to maturity on such date, compounded semi-annually, which an assumed new issue of non-callable Government of Canada Bonds denominated in Canadian Dollars would carry if issued in Canada, at 100% of its principal amount on such date, with a term to maturity equal to the remaining term to maturity of the Notes.

Documents Incorporated by Reference

The Prospectus, into which this Pricing Supplement is deemed to be incorporated by reference, also incorporates by reference certain other named disclosure documents of the Company which have been filed with the various securities commissions of each of the Provinces of Canada.